Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction of Incorporation

Champion Home Builders, Inc.	Delaware
Champion Retail Housing, Inc.	Delaware
Star Fleet Trucking, Inc.	Delaware
Titan Factory Direct Homes, Inc.	Delaware
Champion Canada Modular Ltd.	Alberta, Canada
Champion Canada Holdings Inc.	Ontario, Canada
Champion Modular, Inc.	Delaware
TFDH Insurance Agency, Inc.	Delaware
Champion Belle Meadow LLC	Delaware
Regional Enterprises, LLC	Mississippi
Regional Enterprises of AL, LLC	Mississippi
Helicon Insurance, LLC	Mississippi
Helicon Capital, LLC	Mississippi
Helicon Transport, LLC	Mississippi
Regional Land Company, LLC	Mississippi
Regional Land Company BM, LLC	Mississippi
Regional Land Company LH, LLC	Mississippi
Liberty NMTC, LLC	Alabama
Winston Housing Group, LLC	Alabama
Marion Property Group, LLC	Alabama
Hamilton Property Group, LLC	Alabama
Hamilton Home Builders, LLC	Alabama
Impact Software, LLC	Delaware
Champion Financing LLC	Delaware